

DIVISION OF
TRADING AND MARKETS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

File Support



10048068

September 22, 2010

Act	1934 Exchange Act
Section	
Rule	10b-17
Public Availability	9/22/10

W. John McGuire, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

Re: PIMCO ETF Trust – Actively Managed ETF
File No. TP 10-66

Dear Mr. McGuire:

In your letter dated September 22, 2010, as supplemented by conversations with the staff of the Division of Trading and Markets ("Staff"), the PIMCO ETF Trust (the "Trust") requests from the Staff exemptive relief with respect to Rule 10b-17 under the Securities Exchange Act of 1934, as amended ("Exchange Act"). We have enclosed a photocopy of your letter. Each defined term in this letter has the same meaning as defined, directly or by reference, in your letter, unless we note otherwise.

The Trust was organized on November 14, 2008 as a Delaware statutory trust. The Trust is registered with the Securities and Exchange Commission ("Commission") under the Investment Company Act of 1940 ("1940 Act"), as amended, as an open-end management investment company. In November 2009, the Trust listed the individual shares of five actively managed portfolios of the Trust ("New Series") on the NYSE Arca, Inc. ("NYSE Arca"), pursuant to conditions in the Staff's November 10, 2009 PIMCO Response Letter.[1] The Trust now requests that the relief afforded to the New Series in the PIMCO Response Letter with regard to Rule 10b-17 under the Exchange Act be extended to the Additional Fund.

Rule 10b-17, with certain exceptions, requires an issuer of a class of publicly traded securities to give notice of certain specified actions (for example, a dividend distribution, stock split, or rights offering) relating to such class of securities in accordance with Rule 10b-17(b). Rule 10b-17(c) provides an exception for redeemable securities issued by open-end investment companies and unit investment trusts registered with the Commission under the 1940 Act. With regard to the Trust, the Division of Investment Management issued an order granting an exemption from the 1940 Act to register the Trust as an open-end management investment company. Except for the fact that the shares are redeemed in Creation Unit size aggregations, the fund is intended to function like any other open-end fund continuously offering its shares.

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[1] See Letter from Josephine J. Tao to W. John McGuire regarding PIMCO ETF Trust Actively Managed Fixed Income Exchange Traded Fund dated November 10, 2009.

On the basis of your representations and the facts presented, and without necessarily concurring in your analysis, particularly that the Commission has determined to grant an exemption from the 1940 Act to register the Trust as an open-end management investment company notwithstanding the fact that it issues Shares with limited redeemability, the Commission hereby grants an exemption from the requirements of Rule 10b-17 to the Trust with respect to transactions in the Shares.[2]

This exemptive relief is subject to modification or revocation if at any time the Commission or Staff determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on this exemptive relief are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with this and other provisions of the federal or state securities laws must rest with persons relying on this exemptive relief. The Staff expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws to, the proposed transactions.

Very truly yours,



Josephine J. Tao
Assistant Director

Attachment

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2 We also note that compliance with Rule 10b-17 would be impractical in light of the nature of the Additional Fund. This is because it is not possible for the Trust to accurately project ten days in advance what dividend, if any, would be paid on a particular record date.

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel. 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

W. John McGuire
Partner
202.739.5654
wjmcguire@MorganLewis.com

September 22, 2010

Josephine J. Tao, Esq.
Assistant Director
Office of Trading Practices and Processing
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request of PIMCO ETF Trust for Relief from Rule 10b-17 under the Securities Exchange Act of 1934 with Respect to Additional Fund

Dear Ms. Tao:

We are writing on behalf of PIMCO ETF Trust ("Trust"). The Trust is an open-end series management investment company organized on November 14, 2008 as a Delaware statutory trust.

Summary of Previously Granted Relief

In November 2009, the Trust listed the individual shares of five actively-managed portfolios of the Trust ("New Series") on the NYSE Arca, Inc. ("NYSE Arca"). Prior to such time, the Trust requested relief on behalf of itself, the New Series, any national securities exchange or national securities association on or through which the exchange-traded shares of the Trust would subsequently trade (each an "Exchange"), and persons or entities engaging in transactions in New Series shares, from the staff of the Division of Trading and Markets ("Staff") with respect to Rules 101 and 102 of Regulation M and Rule 10b-17 under the Securities Exchange Act of 1934 ("Exchange Act") in connection with secondary market transactions in New Series shares and the creation or redemption of Creation Units ("PIMCO Request Letter").[1] The Staff granted such relief in the letter addressed to John McGuire, dated November 10, 2009 ("PIMCO Response Letter"). All terms in this letter are as defined in the PIMCO Request and PIMCO Response Letters, unless otherwise defined herein.

[1] *See*, the request letter from W. John McGuire dated November 10, 2009 with respect to the Trust.

The Additional Fund

The Trust plans to list on the New York Stock Exchange Arca (the "NYSE"),[2] shares of an additional fund not named in the PIMCO Request Letter, the PIMCO Build America Bond Strategy Fund (the "Additional Fund"). The investment objective of the Additional Fund is maximum income, consistent with preservation of capital. The Additional Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in taxable municipal debt securities publicly issued under the Build America Bond program. The Build America Bond program was created as part of the American Recovery and Reinvestment Act of 2009 (the "Act") and is expected to continue through extensions of the Act or through other legislation providing for the issuance of taxable municipal securities on which the issuer receives U.S. Government support for the interest paid. The Additional Fund invests in U.S. dollar-denominated Fixed Income Instruments that are primarily investment grade, but may invest up to 20% of its total assets in high yield securities ("junk bonds") rated B or higher by Standard & Poor's Ratings Services, or equivalently rated by Moody's Investors Service, Inc. or Fitch, Inc., or, if unrated, determined by PIMCO to be of comparable quality.

The order on the Trust's exemptive application (File No. 812-13571) seeking relief from various provisions of the Investment Company Act of 1940, as amended ("1940 Act") was issued by the Securities and Exchange Commission on November 10, 2009, and applied to any future series ("Future Funds") of the Trust or of certain other affiliated open-end management companies that operate as actively manage exchange-traded funds. The Additional Fund will be subject to the same conditions and representations as those made in connection with the New Series. The Additional Fund will be structured and will operate in a manner which is substantially identical in all material respects to the New Series. Therefore, the Rule 10b-17 relief requested in this letter is identical to that requested in the PIMCO Request Letter and granted in the PIMCO Response Letter.[3] At the time of the PIMCO Request Letter, the SEC staff ("Staff") had previously issued relief from Rule 10b-17 identical to that requested herein to actively-managed exchange-traded funds ("ETFs"). The New Series were not able to rely on the Grail Letter[4] because it was specific to the fund described therein.

Rule 10b-17

Rule 10b-17 requires an issuer of a class of publicly-traded securities to give notice of certain specified actions (e.g., dividends, stock splits, rights offerings) relating to such class of securities in accordance with Rule 10b-17(b). Paragraph (c) of the Rule, however, states that the Rule shall not apply to redeemable securities issued by open-end investment companies and unit investment trusts registered under the 1940 Act. Except for the fact that redemption is subject to the minimum condition of tendering 100,000 Shares, the Additional Fund is intended

[2] A post-effective amendment to the Trust's registration statement on Form N-1A has become effective.

[3] Letter from Josephine J. Tao, Esq. to W. John McGuire, dated November 10, 2009.

[4] Letter from Josephine Tao, Assistant Director, Division of Market Regulation, to Stacy L. Fuller, Esq. K&L Gates LLP (April 30, 2009).

to function like any other open-end fund continuously offering its shares. It is in recognition of the foregoing that the Division of Investment Management issued an order permitting the Trust to issue shares with limited redeemability while still treating the Trust like any other open-end investment company.

In addition, compliance with Rule 10b-17 would be impractical in light of the nature of the Additional Fund. This is because it is not possible for the Additional Fund to accurately project ten days in advance what dividend, if any, would be paid on a particular record date. Therefore, the exemption under paragraph (c) of Rule 10b-17, which covers open-end investment companies with fully redeemable shares, should be applicable to the Additional Fund. [5]

Precedent for Request to Extend Existing Relief to Additional Fund

As discussed previously with members of your staff, given that the Additional Fund will be structured and will operate in a manner which is substantially identical in all material respects to the New Series and that the form of relief requested herein is identical to the previously granted relief from Rule 10b-17, we are requesting that the Rule 10b-17 relief be extended to cover the Additional Fund by means of submitting this brief request letter, rather than a lengthy request letter restating and amending the PIMCO Request Letter. The staff has permitted this method in at least three other related contexts.[6]

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[5] The relief being requested is analytically consistent with the Division of Market Regulation Staff Legal Bulletin No. 9 issued on September 10, 2010, which stated that, subject to certain conditions, actively managed exchange traded funds("Active ETFs"), such as the Additional Fund, could rely on the exceptions in Rules 101(c)(4) and 102(d)(4) of Regulation M under the Exchange Act which are only available to open-end investment companies, notwithstanding the fact that shares of Active ETFs are redeemable only in Creation Units.

[6] *See* the letter from W. John McGuire, Esq., dated Aug. 20, 2009 to Josephine J. Tao, Esq., Assistant Director, Division of Market Regulation, and the response from Josephine J. Tao, Esq., dated Aug. 20, 2009; the letter from W. John McGuire, Esq., dated April 24, 2008 to Josephine J. Tao, Esq., Assistant Director, Division of Market Regulation, and the response from Josephine J. Tao, Esq., dated April 24, 2008; the letter from Kathleen H. Moriarty, Esq., dated January 19, 2007 to James A. Brigagliano, Esq., Associate Director, Division of Market Regulation, and the response from James A. Brigagliano, Esq., to Kathleen H. Moriarty, dated January 24, 2007.

Conclusion

Based on the foregoing, the Additional Fund respectfully requests that the Commission and the Division of Trading and Markets grant the relief from Rule 10b-17 requested herein. The requested Rule 10b-17 relief is identical to the relief which the Commission and the Division of Trading and Markets granted in the PIMCO Response Letter. Should you have any questions, please call me at (202) 739-5654 or Michael Berenson at (202) 739-5450.

Sincerely,



W. John McGuire

cc: David Bloom, Esq.
Audrey Cheng, Esq.
Michael Berenson, Esq.